# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fortrea Holdings Inc., CIK 0001965040
CUSIP: 34965K107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8 MOORE DRIVE, DURHAM, North Carolina (NC), 27709
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0001193805-23-001408
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,199,000; shared voting power 0; sole dispositive power 5,199,000; shared dispositive power 0; aggregate amount beneficially owned 5,199,000 (5.8% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,930,218; shared voting power 0; sole dispositive power 2,930,218; shared dispositive power 0; aggregate amount beneficially owned 2,930,218 (3.3% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 367,373; shared voting power 0; sole dispositive power 367,373; shared dispositive power 0; aggregate amount beneficially owned 367,373 (0.4% of the class)
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 284,638; shared voting power 0; sole dispositive power 284,638; shared dispositive power 0; aggregate amount beneficially owned 284,638 (0.3% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 284,638; shared voting power 0; sole dispositive power 284,638; shared dispositive power 0; aggregate amount beneficially owned 284,638 (0.3% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 155,819; shared voting power 0; sole dispositive power 155,819; shared dispositive power 0; aggregate amount beneficially owned 155,819 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 155,819; shared voting power 0; sole dispositive power 155,819; shared dispositive power 0; aggregate amount beneficially owned 155,819 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 440,457; shared voting power 0; sole dispositive power 440,457; shared dispositive power 0; aggregate amount beneficially owned 440,457 (0.5% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 899,006; shared voting power 0; sole dispositive power 899,006; shared dispositive power 0; aggregate amount beneficially owned 899,006 (1% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,199,000; shared voting power 0; sole dispositive power 5,199,000; shared dispositive power 0; aggregate amount beneficially owned 5,199,000 (5.8% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,199,000; shared voting power 0; sole dispositive power 5,199,000; shared dispositive power 0; aggregate amount beneficially owned 5,199,000 (5.8% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,199,000; shared voting power 0; sole dispositive power 5,199,000; shared dispositive power 0; aggregate amount beneficially owned 5,199,000 (5.8% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,199,000; sole dispositive power 0; shared dispositive power 5,199,000; aggregate amount beneficially owned 5,199,000 (5.8% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,199,000; sole dispositive power 0; shared dispositive power 5,199,000; aggregate amount beneficially owned 5,199,000 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Fortrea Holdings Inc.
Address of issuer's principal executive offices: 8 MOORE DRIVE, DURHAM, North Carolina (NC), 27709
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,930,218 Shares beneficially owned by Starboard V&O Fund is approximately $77,061,105, excluding brokerage commissions. The aggregate purchase price of the 367,373 Shares beneficially owned by Starboard S LLC is approximately $9,640,163, excluding brokerage commissions. The aggregate purchase price of the 284,638 Shares beneficially owned by Starboard C LP is approximately $7,467,074, excluding brokerage commissions. The aggregate purchase price of the 155,819 Shares beneficially owned by Starboard L Master is approximately $4,095,643, excluding brokerage commissions. The aggregate purchase price of the 899,006 Shares beneficially owned by Starboard X Master is approximately $23,554,780, excluding brokerage commissions. The aggregate purchase price of the 561,946 Shares held in the Starboard Value LP Account is approximately $15,043,713, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Issuer is currently in an open nomination window, with a nomination deadline of February 13, 2025. Starboard is currently evaluating whether to nominate directors. Additionally, and as discussed below, while this filing reflects the sale of Shares, Starboard may at any time and from time to time, determine to purchase additional Shares depending on various factors (as discussed below), including, without limitation, if Shares are available at prices that would make the purchase of Shares desirable to the Reporting Persons.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions or matters referenced below, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as such Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, including through issuing public or private letters to management and/or the Board of Directors; engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses; making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), management, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance; or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 89,700,000 Shares outstanding, as of November 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on January 31, 2025. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in the Securities.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (01/31/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (01/31/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (01/31/2025)
- Starboard Value & Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner (01/31/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (01/31/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (01/31/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (01/31/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (01/31/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (01/31/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (01/31/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (01/31/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (01/31/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (01/31/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (01/31/2025)